MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, N.Y. 10005-1413

212-530-5000

FAX: 212-530-5219

LOS ANGELES
213-892-4000
FAX: 213-629-5063

PALO ALTO
650-739-7000
FAX: 650-739-7100

WASHINGTON, D.C.
202-835-7500
FAX: 202-835-7586

LONDON
44-207-448-3000
FAX: 44-207-448-3029

MUNICH
49-89-25559-3600
FAX: 49-89-25559-3700

FRANKFURT
49-69-7593-7170
FAX: 49-69-7593-6303

TOKYO
813-3504-1050
FAX: 813-3595-2790

HONG KONG
852-2971-4888
FAX: 852-2840-0792

SINGAPORE
65-6428-2400
FAX: 65-6428-2500

October 27, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention: Michael Moran
        Branch Chief

Re: Compañía Cervecerías Unidas S.A. ("United Breweries Company, Inc." or
    "CCU")
    Form 20-F for the Year Ended December 31, 2004
    File No. 1-14906

Dear Mr. Moran:

On behalf of Compañía Cervecerías Unidas S.A. (the "Company"), set forth below are responses to the comment letter dated September 22, 2005 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission") related to the Company's Form 20-F for the year ended December 31, 2004 (the "Form 20-F").

All references in the Company's response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

Form 20-F for the Year ended December 31, 2004

For convenience, we have reproduced below in italics the Staff's comments and have provided responses immediately below the comments.

- 2 -

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-8: m)
Translation of Foreign Currency Financial Statements, page F-14

1. *We note that your accounting policy regarding the financial statements of your*
   subsidiaries in Argentina differs from the accounting treatment required under US GAAP
   as outlined in SFAS 52. Tell us what is the functional currency of your Argentinean
   subsidiaries under US GAAP. If the functional currency is not the Argentine Peso, tell us
   how you account for gains and losses that arise as a result of remeasurement. If the
   functional currency is the Argentine Peso for US GAAP, please explain to us the
   similarity in the translation adjustment under both US and Chilean GAAP given the
   differing requirement of SFAS 52 and Technical Bulletin 64.

Response to Comment 1

We account for our subsidiaries in Argentina in accordance with Chilean accounting standard
Technical Bulletin 64 ("TB 64") which became effective January 1, 1999. For Chilean GAAP
accounting purposes, Argentina is considered to be an unstable economy. Accordingly, the
functional currency of our investments in our Argentine subsidiaries is deemed to be the US
dollar. At the time of issuance of TB 64, the effect of adopting Chilean TB 64 on financial
statements under Chilean GAAP reconciled to US GAAP was discussed and highlighted in the
"AICPA International Practice Task Force" meeting held in Washington, D.C. on November 4,
1999. Please see attached a copy of the relevant notes from this meeting for your reference.

We have not made an analysis of the impact that SFAS 52 might have on our investments in
Argentina, because it is our understanding that in the AICPA meeting it was agreed, and the Staff
did not object, that the adjustments made in respect of investments in unstable countries in
accordance with TB 64, while fundamentally different from SFAS 52, were part of a
comprehensive basis of accounting for inflation. Accordingly, differences compared to US
GAAP did not need to be eliminated in the reconciliation to US GAAP as determined under the
requirements of Item 17(c)(2)(iv) and Item 18 as outlined below:

> "Issuers that prepare their financial statements on a basis of accounting other
> than U.S. generally accepted accounting principles in a reporting currency that
> comprehensively includes the effects of price level changes in its primary
> financial statements using the historical cost/constant currency or current cost
> approach, may omit the disclosures specified in paragraphs (c)(2)(i), (c)(2)(ii),
> and (c)(2)(iii) (i.e., the U.S. GAAP reconciliation paragraphs) of this Item
> relating to the effects of price level changes. The financial statements should
> describe the basis of presentation, and that such effects have not been included
> in the reconciliation."

Advertising and Sales Promotion Costs, page F-17

2. *In your note reconciling US GAAP to Chilean GAAP, please disclose your policy for advertising costs under SOP 93-7. Also, please disclose the total amount expensed for advertising for each period presented as well as the total amount reported as assets. See paragraph 49 of SOP 93-7.*

Response to Comment 2

We respectfully acknowledge the Staff's comment and the disclosure requirements of SOP 97-3 (Statement of Position 93-7 Reporting on Advertising Costs), specifically paragraph 49 of the SOP. We expense our prepaid advertising production costs when the advertising takes place. We also expense all media advertising related costs at the time the ad is aired or published. We advise that our total expenses for advertising were Ch$27,243 million, Ch$29,983 million and Ch$28,583 million for the years ended December 31, 2004, 2003 and 2002, respectively. Additionally, we had assets of Ch$1,733 million and Ch$1,297 million at December 31, 2004 and 2003, respectively. These assets were primarily prepaid advertising costs. We do not have any direct response advertising nor have we recorded any write-downs regarding advertising assets in any of the three years ended December 31, 2004. We request that the Staff accept our proposal to expand our disclosures to include the above disclosures in future filings. We have included below an example of our disclosure which will be included as part of our accounting policies within the note reconciling Chilean GAAP to US GAAP in all future filings:

> Advertising
>
> The Company expenses prepaid production cost of advertising the first time the advertising takes place. Media advertising is expensed as incurred, generally when the ads are aired, printed or presented to the public. At December 31, 2004 and 2003, Ch$1,733 million and Ch$1,297 million, respectively, of advertising was reported as assets. Advertising expense was Ch$27,243 million, Ch$29,983 million and Ch$28,583 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Goodwill, page F-47

3. *In future filings, please disclose your goodwill and any changes that occur during the periods presented by segment. Please see paragraph 45 of SFAS 142.*

Comment 3

We acknowledge the Staff's comment regarding the disclosure by segment of our goodwill and any changes to goodwill during the period by segment. We confirm that all disclosures required by paragraph 45 of SFAS 142 will be included in future filings.

Additional Disclosure Requirements, page F-61

4. *We note your disclosures regarding selling and administrative expenses. We note that there is no requirement under US GAAP to classify shipping and handling costs as cost of sales and this is a policy decision under EITF 00-10. Please revise your disclosures in future filings.*

Comment 4

We acknowledge the Staff's comment regarding our selling and administrative expenses. We will revise our disclosures in our Chilean GAAP to US GAAP reconciliation note in future filings to read as follows:

> Under Chilean GAAP, shipping and handling costs are charged to selling and administrative expenses whereas under US GAAP, the Company's policy is to classify shipping and handling costs in cost of sales. Shipping and handling costs amounted to Ch$19,745 million, Ch$18,704 million and Ch$17,792 million in 2004, 2003 and 2002, respectively.

*   *   *

Should you have any questions about the responses in this letter, please feel free to contact the undersigned at (212) 530-5431.

Sincerely yours,

By: Paul E. Denaro

cc: Patricio Jottar, CEO, Compañía Cervecerías Unidas S.A.
        Ricardo Reyes, CFO, Compañía Cervecerías Unidas S.A.
        Luis Eduardo Bravo, Compañía Cervecerías Unidas S.A.
        Marcelo Mottesi, Milbank Tweed Hadley & McCloy LLP